# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Parke Bancorp, Inc., CIK 0001315399
CUSIP: 700885106
Title of class of securities: Common Stock, par value $0.10 per share
Address of issuer's principal executive offices: 601 Delsea Drive, Washington Township, New Jersey (NJ), 08080
Date of event which requires filing of this statement: 02/28/2025
Amends the filing with accession number 0001493152-24-011150
Filed by CIK 0002015284
Persons authorized to receive notices and communications: Geoffrey R. Morgan, Croke Fairchild Duarte & Beres LLC, 180 N. LaSalle Street, Suite 3400, Chicago, Illinois (IL), 60601, 1.414.588.2948

## Reporting persons
- Jacob Shemer (CIK 0002015284): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: working capital (WC); sole voting power 0; shared voting power 824,303; sole dispositive power 0; shared dispositive power 824,303; aggregate amount beneficially owned 824,303 (6.94% of the class)
  Comment: Based on 11,884,594 shares of Common Stock outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024.
- Alphabeta Ai Multi Strategy, LP (CIK 0002013218): type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); sole voting power 15,292; shared voting power 0; sole dispositive power 15,292; shared dispositive power 0; aggregate amount beneficially owned 15,292 (0.001% of the class)
  Comment: Based on 11,884,594 shares of Common Stock outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024.
- Ron Shemer (CIK 0002013217): type of reporting person: individual (IN); citizenship or place of organization: Israel (L3); source of funds: personal funds (PF); sole voting power 8,400; shared voting power 824,303; sole dispositive power 8,400; shared dispositive power 824,303; aggregate amount beneficially owned 832,703 (7.01% of the class)
  Comment: Based on 11,884,594 shares of Common Stock outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024.
- RPS Master - Investment Management RPS 2014 LP (CIK 0002013216): type of reporting person: partnership (PN); citizenship or place of organization: Israel (L3); source of funds: working capital (WC); sole voting power 809,011; shared voting power 0; sole dispositive power 809,011; shared dispositive power 0; aggregate amount beneficially owned 809,011 (6.8% of the class)
  Comment: Based on 11,884,594 shares of Common Stock outstanding as of November 1, 2024, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2024.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.10 per share
Name of issuer: Parke Bancorp, Inc.
Address of issuer's principal executive offices: 601 Delsea Drive, Washington Township, New Jersey (NJ), 08080
Comment: This Amendment No.3 to Schedule 13D (this "Schedule 13D") relates to the Class A Common Stock (the "Common Stock") of Parke Bancorp., a New Jersey corporation (the "Issuer" or "Registrant"). The address of the principal executive offices of the Issuer is 601 Delsea Drive, Washington Township, New Jersey 08080, and its telephone number is 856-256-2500.

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by the following persons (each, a "Reporting Person"): Alphabeta Ai Multi Strategy, LP ("Alphabeta Ai"); RPS Master Investment Management RPS 2014 LP ("RPS Master"); Ron Shemer ("R. Shemer"); Jacob Shemer ("J. Shemer").
Residence or business address: The principal business address each of the Reporting Persons is 5 Arie Disenchik St., Tel Aviv, Israel, Zip Code 6935640
Present principal occupation or employment: Alphabeta Ai is a Limited Partnership specializing in quantitative investment strategies. RPS Master is a Limited Partnership using quantitative and fundamental investment strategies. R. Shemer is the Chairman of the General Partners of Alphabeta Ai and RPS Master.
Criminal convictions in the last five years: The Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: R. Shemer is a citizen of Israel and the United States. J. Shemer is a citizen of Israel.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Alphabeta Ai and RPS Master used working capital and R. Shemer used personal funds to make the purchases of Common Stock listed on Schedule I hereto.

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Persons hold the Common Stock of the Issuer for investment purposes. Depending on the factors discussed herein, the Reporting Persons may, from time to time, acquire additional shares of Common Stock and/or retain and/or sell all or a portion of the shares of Common Stock held by the Reporting Persons in the open market or in privately negotiated transactions, and/or may distribute the Common Stock held by the Reporting Person to other entities. Any actions the Reporting Persons might undertake will be dependent upon the Reporting Persons' review of numerous factors, including, among other things, the price levels of the Common Stock, general market and economic conditions, ongoing evaluation of the Issuer's business, financial condition, operations and prospects, the relative attractiveness of alternative business and investment opportunities, investor's need for liquidity, and other future developments. Any future acquisitions of Common Stock will be subject to the Company's policies, including its insider trading policy, as applicable. Except as set forth above, the Reporting Persons have no present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 1,657,006, 13.94%
Number of shares as to which each person has sole or shared power to vote or dispose:
RPS Master - Investment Management RPS 2014 LP
Sole Voting Power - 809,011
Shared Voting Power - 0
Sole Dispositive Power - 809,011
Shared Dispositive Power - 0

R Shemer
Sole Voting Power - 8,400
Shared Voting Power - 824,303
Sole Dispositive Power - 8,400
Shared Dispositive Power - 824,303

Alphabeta Ai Multi Strategy, LP
Sole Voting Power - 15, 292
Shared Voting Power - 0
Sole Dispositive Power - 15, 292
Shared Dispositive Power - 0

Jacob Shemer
Sole Voting Power - 0
Shared Voting Power - 824,303
Sole Dispositive Power - 0
Shared Dispositive Power - 824,303
Transactions in the class effected during the past sixty days:
The tables below set for the purchases of securities by each Reporting Person in the last 60 days. The purchases were effected in the open market.

RPS Master - Investment Management RPS 2014 LP

Date Shares Purchased Price Per Share
February 26, 2025 2564 19.64851404
February 25, 2025 200 19.62
February 24, 2025 4700 19.54610426
February 21, 2025 3428 19.63085764
February 20, 2025 1982 19.76755802
February 19, 2025 78 19.79
February 18, 2025 4 19.69
February 13, 2025 1079 19.61
February 12, 2025 700 19.73
February 11, 2025 429 19.5897669
February 10, 2025 2700 19.8037037
February 7, 2025 400 19.92125
February 3, 2025 482 19.81240664
January 28, 2025 200 19.89
January 23, 2025 134 19.57
January 17, 2025 100 19.73
January 16, 2025 300 19.79
January 10, 2025 1400 18.58142857
January 8, 2025 902 19.21871397
January 7, 2025 1351 19.258453
January 6, 2025 1200 19.625
January 3, 2025 1000 19.626
January 2, 2025 2800 20.03663571
December 31, 2024 3280 20.5434939
December 30, 2024 644 20.58534162
December 27, 2024 930 20.47064516
December 26, 2024 581 20.71805508
December 24, 2024 700 20.77
December 23, 2024 9100 20.87008791
December 20, 2024 720 20.94277778
December 19, 2024 4300 20.97824651
December 18, 2024 4519 21.80573357
December 17, 2024 4600 22.19402826
December 16, 2024 700 22.29
December 13, 2024 4000 22.1780425
December 12, 2024 1000 22.26628
December 11, 2024 1600 22.40375

Alphabeta AI Multi Strategy, LP

Date Shares Purchased Price Per Share
February 7, 2025 200 19.94
February 6, 2025 200 19.99
January 23, 2025 400 19.565
January 22, 2025 1829 19.66624385
January 21, 2025 700 19.84428571
January 21, 2025 200 19.82
January 17, 2025 2530 19.64177866
January 16, 2025 2700 19.68333333
January 15, 2025 300 19.75666667
January 13, 2025 500 19.162
January 10, 2025 700 18.83571429
January 3, 2025 200 19.69
January 2, 2025 400 19.875
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: Not applicable.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Joint Filing Agreement by and between the Reporting Persons dated February 28, 2025 and included herewith as Exhibit 1.

## Signatures
- Jacob Shemer: /s/ Jacob Shemer, Jacob Shemer (02/28/2025)
- Alphabeta Ai Multi Strategy, LP: /s/ Ron Shemer, Ron Shemer, Chairman (02/28/2025)
- Ron Shemer: /s/ Ron Shemer, Ron Shemer (02/28/2025)
- RPS Master - Investment Management RPS 2014 LP: /s/ Ron Shemer, Ron Shemer, Chairman (02/28/2025)